# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cohen & Co Inc., CIK 0001270436
CUSIP: 19249M102
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104-2870
Date of event which requires filing of this statement: 12/02/2025
Filed by CIK 0001247745
Persons authorized to receive notices and communications: Daniel G. Cohen, Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104-2870, (215) 701-9555

## Reporting persons
- Daniel G. Cohen (CIK 0001247745): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,375,648; shared voting power 0; sole dispositive power 4,295,648; shared dispositive power 80,000; aggregate amount beneficially owned 4,375,648 (70.02% of the class)
  Comment: Includes 101,100 shares of the common stock, par value $0.01 per share, of Cohen & Company Inc., a Maryland corporation (the "Issuer"), into which 1,011,001 units of membership interests in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds directly and which are the subject of this Amendment No. 19 to Schedule 13D.
  
  This Amendment No. 19 to Schedule 13D is filed to amend Items 3, 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018, Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019, Amendment No. 10 to Schedule 13D filed with the SEC on December 3, 2019; Amendment No. 11 to Schedule 13D filed with the SEC on January 6, 2020; Amendment No. 12 to Schedule 13D filed with the SEC on June 19, 2020; Amendment No. 13 to Schedule 13D filed with the SEC on October 28, 2021; Amendment No. 14 to Schedule 13D filed with the SEC on December 3, 2021; Amendment No. 15 to Schedule 13D filed with the SEC on March 22, 2022; Amendment No. 16 to Schedule 13D filed with the SEC on December 5, 2022 and Amendment No. 17 to Schedule 13D filed with the SEC on December 4, 2023, Amendment No. 18 to Schedule 13D filed with the SEC on December 3, 2024 (as so amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.01 PER SHARE
Name of issuer: Cohen & Co Inc.
Address of issuer's principal executive offices: Cira Centre, 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104-2870

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

As previously disclosed, on October 22, 2020, Cohen & Company, LLC (the "Operating LLC"), a subsidiary of Cohen & Company Inc., a Maryland corporation (the "Issuer"), granted to Daniel G. Cohen (the "Reporting Person") 2,000,000 restricted units of membership interests in the Operating LLC ("LLC Units") pursuant to the Issuer's 2020 Long-Term Incentive Plan, as amended (the "2020 Long-Term Incentive Plan"). The restrictions will expire with respect to 400,000 of such restricted LLC Units on January 31, 2026 (collectively, the "October 2020 Units").

Further, as previously disclosed, on October 28, 2021, the Operating LLC granted to the Reporting Person 2,000,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 400,000 of such restricted LLC Units on January 31, 2026 (collectively, the "October 2021 Units").

As previously disclosed, on December 20, 2022, the Operating LLC granted to the Reporting Person 211,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 70,334 of such restricted LLC Units on January 31, 2026 (collectively, the "December 2022 Units").

As previously disclosed, on December 21, 2023, the Operating LLC granted to the Reporting Person 211,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 70,333 of such restricted LLC Units on January 31, 2026 (collectively, the "December 2023 Units").

Finally, as previously disclosed, on December 20, 2024, the Operating LLC granted to the Reporting Person 211,000 restricted LLC Units pursuant to the 2020 Long-Term Incentive Plan. The restrictions will expire with respect to 70,333 of such restricted LLC Units on January 31, 2026 (collectively, the "December 2024 Units").

Upon the expiration of the restrictions on January 31, 2026 (which date is within 60 days of the date of this Amendment No. 19 to Schedule 13D) of each of the October 2020 Units, the October 2021 Units, the December 2022 Units, the December 2023 Units and the December 2024 Units, the Reporting Person will have the ability to cause the Operating LLC to redeem such LLC Units at any time for, at the Issuer's option, (A) cash or (B) one share of the Issuer's common stock, par value $0.01 per share ("Common Stock"), for every ten of such restricted LLC Units. Accordingly, upon the expiration of the restrictions on January 31, 2026, the Reporting Person will have the ability to cause the Issuer to redeem the 1,011,000 restricted LLC Units (which number of LLC Units represents the aggregate of the October 2020 Units, the October 2021 Units, December 2022 Units, the December 2023 Units and the December 2024 Units), into an aggregate of 101,100 shares of Common Stock, and the Reporting Person may be deemed to be the beneficial owner of all such 101,100 shares of Common Stock, which shares are the subject of this Amendment No. 19 to Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 2,035,863 shares of Common Stock outstanding as of November 28, 2025 (as provided by the Issuer), plus (b) 525,200 shares of Common Stock into which 5,252,002 LLC Units may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member ("CBF"); plus (c) 1,564,082 shares of Common Stock into which 15,640,819 LLC Units may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds directly; plus (d) 2,022,509 shares of Common Stock into which 20,225,095 LLC Units may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which is held by The DGC Family Fintech Trust (the "DGC Trust"), a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust's assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust; plus (e) 101,100 shares of Common Stock into which the October 2020 Units, the October 2021 Units, the December 2022 Units, the December 2023 Units and the December 2024 Units (representing an aggregate of 1,011,000 restricted LLC Units) may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds directly.

Number of Number of Number of Number of Aggregate Percentage of
Shares of Shares of Shares of Shares of Number Class
Common Common Common Common of Shares Beneficially
Stock Stock Stock Stock of Owned
with with with Sole with Common
Sole Shared Dispositive shared Stock
Voting Voting Power Dispositive Beneficially
Power Power Power Owned
Dispositive
Power

4,375,648 0 4,295,648 80,000(3) 4,375,648 77.41%
(1)(2)(3) (1)(2)(3) (1)(2)(3)
(4)(5)(6) (4)(5)(6) (4)(5)(6)

(1) Includes 82,757 shares of Common Stock held directly by the Reporting Person.

(2) Includes (i) 525,200 shares of Common Stock into which 5,252,002 LLC Units in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds through CBF; and (ii) 1,564,082 shares of Common Stock into which 15,640,819 LLC Units may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds directly.

(3) Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust ("EBC"), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

(4) Includes 2,022,509 shares of Common Stock into which 20,225,095 Units may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which is held by the DGC Trust.

(5) Includes 101,100 shares of the Common Stock into which the October 2020 Units, the October 2021 Units, the December 2022 Units, the December 2023 Units and the December 2024 Units (representing an aggregate of 1,011,001 restricted LLC Units) may be redeemed within 60 days of the date of this Amendment No. 19 to Schedule 13D, which the Reporting Person holds directly.

(6) Does not include 40,000 shares of Common Stock into which 400,000 restricted LLC Units granted to the Reporting Person on October 28, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 400,000 of such restricted LLC Units on January 31, 2027 so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Does not include 7,034 shares of Common Stock into which 70,334 restricted LLC Units granted to the Reporting Person on December 21, 2023 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 7,034 of such restricted LLC Units on January 31, 2027 so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Finally, does not include 14,067 shares of Common Stock into which 140,667 restricted LLC Units granted to the Reporting Person on December 20, 2024 may become convertible, as the Reporting Person will not have the right to convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to 7,033 of such restricted LLC Units on January 31, 2027 and 7,034 of such restricted LLC Units on January 31, 2028 so long as the Reporting Person is then employed by the Company or any of its subsidiaries.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC. The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Daniel G. Cohen: /s/ Daniel G. Cohen, Daniel G. Cohen (12/02/2024)